October 22, 2007

VIA EDGAR AND OVERNIGHT
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail-Stop 7010
Washington, D.C. 20549
Attention: Ms. Mellissa Campbell Duru

Re:	The Hershey Company (the “Company”)
Definitive Proxy Statement on Schedule 14A
File No. 000-00183

Dear Ms. Duru:

As requested by your letter dated August 21, 2007, The Hershey Company (“Hershey” or the “Company”) submits the accompanying responses to the comments relating to the Company’s Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”).  For the staff’s convenience, we have restated each comment in its entirety with the Company’s response following immediately thereafter.  Please telephone me at (717) 534-7912 if you have any questions or further comments.  In my absence, please feel free to contact Steven J. Holsinger at (717) 534-7541.

The Company acknowledges the adequacy and accuracy of the disclosure in the Proxy Statement are the responsibility of the Company.  The Company acknowledges staff comments or changes in disclosures in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Proxy Statement. The Company also acknowledges that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Burton H. Snyder
Burton H. Snyder Senior Vice President, General Counsel and Secretary

Enclosures
cc:           Mr. Robert H. Campbell,
Chairman, Compensation and Executive Organization Committee
Mr. Richard H. Lenny,
                Chairman and Chief Executive Officer

Director Compensation 2006, page 20

1.
Please confirm that you have presented the total dollar value of stock awards in accordance with FAS 123(R) made to the directors over the requisite service period, inclusive of years prior to 2006.  Also, please disclose all assumptions you made with respect to the valuation of the awards.  Please see Item 402(k)(2)(iii) and the accompanying instructions.

The total dollar value of the stock awards was presented in accordance with FAS 123(R).  Stock awards to directors are made on a quarterly basis.  Each award is made on the first day of the calendar quarter in stock units having a fair value in the amount of $25,000.  As set forth in footnote (2) at the bottom of page 20, we determined under FAS 123(R) to recognize the expense over the quarterly service period.  As a result, the FAS 123(R) expense of $100,000 attributable to 2006 is shown in the table; there were no unrecognized costs attributable to prior year awards. The assumptions made with respect to the valuation of the awards are also reflected in footnote (2) at the bottom of page 20.

Compensation Discussion and Analysis, page 33

“What are the objectives…,” page 33

2.
Throughout much of your disclosure, you provide an overly general description of the framework of your compensation program but do not provide meaningful insight into the unique manner in which your company’s compensation program functions in practice and was applied with respect to the named executive officers.  For example, under this heading, you disclose that an objective of the compensation program is to differentiate between “good” and “great” performance, yet you omit specific reference regarding how consideration of this objective factored into the compensation awarded to an executive officer during 2006.  Similarly, although you disclose the company’s use of a total-rewards package, in the discussion and analysis that follows, you do not identify specific factors that were considered for each named executive officer during fiscal 2006 that resulted in the total-rewards package (both the type and level of compensation) that a particular named executive officer received.  Please avoid overly general descriptions of your program.

Rather, focus on providing meaningful analysis of how the program functions in practice.

We believe that the totality of the description of our executive compensation program contained in the Compensation Discussion and Analysis is generally responsive to the points noted.  As discussed in responses below, the primary drivers for compensation decisions regarding the 2006 fiscal year were peer group benchmarking and 2006 corporate performance, and the specific factors of the type referred to in the staff’s comment were not material and accordingly were not addressed in the discussion and analysis.  In preparing future filings, we will be mindful of the staff’s comment regarding overly general statements and, as applicable, will focus the discussion and analysis in future filings on the material aspects of the executive compensation program and minimize general statements.

3.
Please identify the 54 peer group companies and the subset of 15 companies that comprise the “high-performing financial peer group.”  Please provide discussion and analysis of why these companies are comparable to your company for purposes of providing useful and comparable benchmarking data.  See generally, Item 402(b)(2)(xiv) of Regulation S-K.

The identity of the 54-company primary peer group and 15-company subset of high performing financial peers is provided on the accompanying schedule.

We indicate within the description on page 35 of these peer groups that the primary peer group is composed of consumer packaged goods and general industry companies with respect to which the committee’s consultant receives compensation survey data, and provide annual revenue and market capitalization statistics for the members of the group. With regard to the high-performing financial peers, the discussion indicates that these companies are “primarily food, beverage and consumer products companies” against which we assess our relative financial performance and which represent competitors for executive talent.  In preparing the Proxy Statement, we concluded that our description of the peer groups and size-adjusted benchmarking provided information sufficient for the shareholders to gain an understanding of our development and use of peer data and benchmarking process.

We have considered the staff’s comments and, in future filings, we will expand our disclosure in this area to include the list of the companies in each peer group, expand the discussion of the description of the broader peer group, and provide additional information relating to the rationale for the development of each peer group.

4.
You indicate that you target salary between the median and 75th percentile.  Your disclosure should include a discussion of where you target each other element of compensation against peer companies and the percentiles represented by actual compensation paid for 2006.  Please provide a clear discussion of the reasons if any compensation paid falls outside the targeted range.

The benchmarking discussion on page 35 indicates that we target each executive officer position’s total direct compensation (base salary, annual incentive and long term incentive) to fall within the 50th and 75th percentile of the size-adjusted peer group. We believe that the statement regarding target salary levels referred to in the staff’s comment and the references within the discussion of the annual incentive program and long-term incentive program together provide the information relating to how and where the levels of the total compensation package are set. However, we have considered the staff’s comment and will include in future filings an appropriate statement regarding the targeting of each element of the total compensation package.

With respect to the staff’s comments relating to the percentiles of the actual compensation paid for 2006 and explanations of where compensation falls outside the targeted range, we believe our disclosures are responsive to these points. For example, the discussion at the top of page 37 relating to the setting of base salaries for 2006 and the discussion in the third paragraph on page 42 with respect to the setting of base salaries for 2007 each indicate that certain base salary adjustments were made to close what was perceived to be a gap between the salaries and the peer-group based target salary. Where applicable, we will continue to provide such disclosure in future filings.

5.
You provide little discussion and analysis of the effect of individual performance on compensation decisions despite disclosure suggesting it is a factor considered by the committee.  For example, you state on page 35 that final determinations of compensation actually awarded relative to the percentile of compensation targeted is determined in part by reference to an executive officer’s performance.  On pages 36-37, you disclose that individual performance factors into the determination of base salaries paid and incentive compensation awarded.  You should provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers.  For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions.  See Item 402(b)(2)(vii) of Regulation S-K.

Although individual performance is a factor considered by the committee when making compensation decisions, it was not a material factor to the decisions described in the Proxy Statement. For example, the discussion on page 37 relating to the annual incentive program for 2006 indicates that achievement of individual performance objectives are part of the overall measure for determining the annual incentive payout. However, as described on page 38, no annual incentive payments were made for 2006 because corporate results fell below target; no consideration was given to individual performance factors. Where applicable, in future filings we will provide information with respect to those compensation decisions where individual performance factors are material to the committee’s considerations. In this regard, however, we note that as described in the fourth paragraph on page 42, annual incentive payouts for 2007, if any, will be entirely dependent on corporate performance and individual performance objective will not be a factor.

“What process does the Committee…,” page 34

6.
Other than a reference to the consideration of survey data, your discussion omits analysis of specific factors the committee considered in its evaluation of your Chief Executive Officer.  Please provide an analysis of the factors the independent members of the board considered in evaluating the CEO during fiscal 2006 and in determining what type and amount of compensation to pay.

As described throughout the Compensation Discussion and Analysis, the primary drivers of compensation decisions for fiscal 2006 were peer-group benchmarking and the Company’s corporate performance. As noted above, individual performance factors were not material to the committee’s and board’s decision-making in 2006, including with respect to the Chief Executive Officer. Accordingly, no specific disclosure was included in the Proxy Statement. Should individual performance factors be material to compensation decisions in future years, we will provide in future filings the appropriate information and analysis suggested by the staff’s comment.

Annual Incentive Program, page 37

7.
In future filings, provide more analysis of how the respective percentage range of the target awards for each executive officer, other than Mr. Lenny, were determined and the factors that are considered by the committee in exercising its discretion, in certain years, to provide awards in excess of the target percentage set for an executive officer.

We have reviewed the staff’s comment and will include appropriate analysis in future filings.

8.
We note the distinction you make with respect to criteria and the actual awards potentially payable to Mr. Lenny under the Annual Incentive Program versus the other named executive officers.  Giving consideration to Release 33-8732-A, Section II.B.1, please identify material differences in compensation policies with respect to individual executive officers.  For example, address the reasons for the distinctions in the type and amount of compensation awarded to Mr. Lenny relative to the other named executive officers.

As described on pages 37-38, the contingent maximum award for Mr. Lenny is based upon the same corporate performance goals applicable to the other named executive officers, but is designed to ensure that any annual incentive award payment would qualify as tax-deductible performance-based compensation under section 162(m) of the Internal Revenue Code. As permitted by section 162(m), achievement of the corporate performance goal would, in Mr. Lenny’s case, qualify the contingent maximum award (and any lesser amount approved by the committee) as tax-deductible performance-based compensation. In contrast, achievement of the same level of corporate performance may only result in target (not maximum) potential payouts for the other named executives. Had corporate performance targets been achieved in 2006, the committee and board would have made a final determination of the amount payable to Mr. Lenny based on the extent to which the corporate performance goals were exceeded and upon an assessment of Mr. Lenny’s performance against individual objectives. However, since we did not attain our corporate performance goals in 2006 or pay any annual incentive, consideration of other factors was moot. For future filings, when applicable, we will consider the provisions of Release 33-8732-A, Section II.B.1 and provide appropriate discussion and analysis along the lines suggested above.

Long-Term Incentive Program, page 38

9.
Please revise your discussion to address the specific factors considered for each named executive officer in awarding the amount and type of compensation they were awarded during fiscal 2006.  See Item 402(b)(1)(v) of Regulation S-K.

We have reviewed our discussion relating to the long term incentive program and believe it is responsive to the requirements of Item 402(b)(1)(v). For example, in each of the subsections -  performance stock units, stock options and restricted stock units – we explain that the amount of the awards are determined relative to the total compensation target or, in the case of restricted stock units, as special incentives or to replace forfeited compensation for newly-hired executives. Additionally, each of the subsections contains a description of the type of the award and the characteristics that make it an appropriate part of the overall compensation package. We note that performance stock units are set with three-year performance cycles to reinforce the objective for creating shareholder value and that the performance targets are based on measures consistent with that focus. We note that options are important because they only have value if the value of our common stock increases. For future filings, we will continue to consider Item 402(b)(1)(v) and provide the appropriate discussion and analysis.

Performance Stock Units, page 38

10.
You should clarify your discussion and disclose all targets that you have established.  Currently, you only reference a given financial metric but do not specify what the actual target was.  As a result, investors cannot discern how the committee determined the 176% payout rate.  Please revise to disclose the targets.  To the extent you believe that disclosure of the targets would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, supplementally, please provide a detailed explanation supporting your conclusion.  To the extent you properly exclude targets because their disclosure would cause competitive harm, discuss how difficult it will be to achieve the target levels or other factors.  In this regard, we would expect to see disclosure that contains appropriate insight into the factors considered by the compensation committee in setting performance-related objectives.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

As described on page 38, the performance measures underlying the 176% payout rate for the 2004-2006 PSUs were based on three-year compound annual growth rate in EPS (“EPS CAGR”) as compared to the peer group median three-year EPS CAGR and improvement in our return on invested capital (“E-ROIC”). The three-year target for EPS was 9% (provided the peer group median three-year EPS CAGR was not greater than 10%) and the three-year target for E-ROIC was a 130 basis point increase in E-ROIC from 17.8% to 19.1%. Our actual EPS CAGR for the period of 10.85% was above the 9% target and significantly above the peer group median EPS CAGR of 6.27%, resulting in a maximum payout for this factor of 125%.  Our actual three year E-ROIC of 19.12% was slightly above the 19.1%target, resulting in a payout of 51% for this factor and a combined payout rate of 176%.

We have considered the staff’s comment that discussion and analysis of the above information would add to investors’ understanding of how the payout was determined and we will include in future filings an appropriate discussion and analysis of the targets upon which payments are made.

11.
Consistent with instruction 1 to Item 402(b), please provide greater clarity to your discussion on page 38 of the types of “specific adjustments” that the committee made to the company’s performance to take into account “extraordinary or unusual items” that occurred during a performance cycle.

During fiscal year 2006, no adjustments were made in connection with the determination of our results during any performance cycle. We acknowledge the obligation to provide to investors material information that is necessary to an understanding of our compensation policies and decisions as described in instruction 1 to Item 402(b) and confirm that if applicable, we will include in future filings an appropriate discussion of any “specific adjustments” of the type described in the staff’s comment.

Restricted Stock Units, page 40

12.	Provide further analysis of the criteria the committee considered when granting restricted stock units as “special incentives.”

During fiscal year 2006, we did not make any grants of restricted stock units to named executive officers as special incentives. If applicable to future filings, we will provide appropriate discussion and analysis of the criteria behind any special incentives that may be awarded.

Employment Agreements, page 41

13.
Although you disclose the various termination events and payments upon this occurrence of the events, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements.  See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

We have reviewed our disclosures against the staff’s comment and paragraphs (b)(1)(v) and (j)(3) of Item 402. We believe that the totality of the description of the employment agreement and Executive Benefits Protection Plan (“EBPP”) on page

41 and the detail regarding the determination of the payments and benefits provided on pages 56 through 62 is responsive to the staff’s comment and the requirements of Item 402. For example, the discussion on page 41 provides the rationale for our entering into an employment agreement with Mr. Lenny and for establishing the EBPP, as well as indicating that the provisions of the EBPP were modified in 2006 to better align the benefits of the plan with our peer group. Further, the description of the various payments upon termination or change in control set forth on pages 56 through 62 contains detailed descriptions of the assumptions used and the calculation of the amounts.

Summary Compensation Table, page 45

14.	In footnote 7, please disclose the methodology you used to compute the aggregate incremental cost of the perquisites disclosed. See Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

The methodology with respect to the relocation benefits provided to Mr. Bilbrey is set forth in footnote 9 on page 47.  The amount shown for personal use of Company aircraft by Mr. Lenny was computed on the basis of the incremental operating cost of the flights.  We will reflect this in future filings, as contemplated by Instruction 4 to Item 402(c)(2)(ix).

Option Exercises and Stock Vested, page 51

15.
We refer you to footnote 2 to the table.  You should compute the value realized upon vesting in accordance with the actual closing price of the common stock as of the end of close of business on the vesting date.

As described on page 38, under the terms of the 2004-2006 PSU awards which vested at year-end 2006, the holder was permitted to elect to receive one share for each PSU or to receive a cash payment equal to the per share value which, by the terms of the PSU, was equal to the average closing price for our stock during the month of December, $50.37 in this case. In recognition of this, we used the $50.37 value, as we believed it to be a more accurate representation of the value realized under the awards than the $49.80 year-end closing price.  Should this circumstance be applicable to future filings, we will include in the footnote an explanation of the amount used.

Pension Benefits, page 52

16.
Please clarify and simplify your discussion in this section.  Also, given what appears to be a benefit you provide to Mr. Lenny regarding the years of service he was credited and the rate of accrual for his pension benefits, disclose in Compensation Discussion and Analysis how the committee determined the formula to apply to Mr. Lenny that you reference on page 52.

Our discussion in this section is what we believe to be a succinct narrative setting forth the detailed information required by Item 402(h)(3).  In preparing future filings, we will be mindful of the staff’s comment and attempt to simplify the discussion.

As described on page 52, Mr. Lenny’s benefit is provided pursuant to the terms of an employment agreement we entered into with Mr. Lenny at the time he joined the Company in 2001. Accordingly, there were no determinations made by the committee during fiscal year 2006 with respect to this benefit. In light of this, we believe that the description in the Compensation Discussion and Analysis of retirement benefits and of Mr. Lenny’s employment agreement on page 41, together with the cross-reference to the discussion on page 52, provides the information necessary for an understanding of our actions in this area.

2006 Benchmarking – 54 Member Peer Group

(*Denotes “High Performing Financial Peer Group” – 15 companies)

Altria Group	H.J. Heinz*	Novartis Consumer Health
American Standard	Hasbro	PepsiAmericas
Anheuser-Busch*	Huffy	PepsiCo*
Avery Dennison	Interstate Brands	Procter & Gamble*
Avon	J.M. Smucker	Reynolds American
Black & Decker	Jarden Corporation	Rich Products
Cadbury Schweppes*	Johnson & Johnson	S.C. Johnson
Campbell Soup*	Kellogg*	Sara Lee*
Circuit City	Kimberly-Clark	Schwan’s
Clorox*	Kraft Foods*	Sherwin-Williams
Coca-Cola*	Lafarge North America	Snap-On
Colgate-Palmolive*	Land O’Lakes	Starbucks
ConAgra Foods	Masco	Unilever United States
Darden Restaurants	McDonald’s	VF Corp.
Diageo North America	Mission Foods	Wendy’s International
Eastman Kodak	Molson Coors Brewing	Whirlpool
General Mills*	Nestle USA	Wm. Wrigley Jr.*
Gillette*	NIKE	Yum! Brands